SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: January 27, 2014

Press Release

Eltek Announces It Has Received Nadcap
Accreditation for Its Advanced Circuitry
Solutions

PETACH-TIKVA, Israel, January 27, 2014 -- Eltek Ltd., (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of Rigid and Flex-rigid PCBs, announced today that it has received Nadcap accreditation for its advanced circuitry solutions, including rigid and flex-rigid printed circuit boards.  Nadcap (formerly NADCAP, the National Aerospace and Defense Contractors Accreditation Program) is a global cooperative accreditation program for aerospace engineering, defense and related industries.

Eltek received Nadcap accreditation for demonstrating its ongoing commitment to quality by satisfying customer requirements and industry specifications.

“Achieving Nadcap accreditation is not easy: it is one of the ways in which the aerospace industry identifies those who excel at manufacturing quality product through superior special processes. Companies such as Eltek work hard to obtain this status and they should be justifiably proud of it,” said Joe Pinto, Vice President and Chief Operating Officer at the Performance Review Institute, which administers the Nadcap program.

“The Performance Review Institute is proud to support continual improvement in the aerospace industry by helping companies such as Eltek be successful and we look forward to continuing to assist the industry moving forward.”

Arieh Reichart, President and Chief Executive Officer of Eltek said: "Our ability to successfully comply with the Nadcap standards and receiving their accreditation demonstrates Eltek's ability to manufacture sophisticated technology at the high levels required by the aerospace and aviation industry. This accreditation creates an opportunity for Eltek to extend its penetration into the aviation and aerospace market, which is very important for our strategic growth."

Shay Shahar, Vice President of Sales and Marketing of Eltek said: "Unlike the ISO-9000 standard that addresses quality management systems, the Nadcap accreditation not only ensures standard compliance, but it also encompasses the details of production processes, with professional electronic device production auditors."

"Eltek provides high reliability products that must function under extreme conditions over a long period of time without failure. The accreditation provides us a competitive edge over our competitors, as it enables us to service aerospace and aviation customers, where other electronic circuit manufacturers may face difficulties operating in this sector without such accreditation."

About Nadcap
Created in 1990 by SAE Inc., Nadcap is administered by the not-for-profit Performance Review Institute (PRI). PRI exists to advance the interests of the mobility and related industries through development of performance standards and administration of quality assurance, accreditation, and certification programs as well as related activities for the benefit of industry, government, and the general public. PRI works closely with industry to understand their emerging needs and offers customized solutions in response. Learn more at www.pri-network.org or contact PRI at PRINadcap@sae.org.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Media Contact
Sharon Levin
972-54-4860339, sharonl@gk-biz.com

Company Contact:

Amnon Shemer
V.P. Finance & CFO
Eltek ltd

amnons@eltek.co.il | www.eltekglobal.com
Tel: +972 3 939 5023 | Fax: +972 3 934 2584 |